List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
25 August 2011

Information Required
Public Announcements/Press

By/when
The Stock Exchange, London

Announcement
Preliminary results for the year ended 30 June 2011.
(25 August 2011)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

25 August 2011

Commission File Number 1-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 25 August 2011	By:	/s/ C. Kynaston
Name: Claire Kynaston
Title: Assistant Company Secretary

Preliminary results, year ended 30 June 2011

A strong business, getting stronger

Results summary

•	Stronger second half performance with improved price/mix and operating margin expansion led to 5% organic growth of net sales and operating profit for the full year. Volume growth remained at 3%

•	Volume growth and price/mix driven by 16% growth in scotch in the emerging markets and 24% growth in the reserve brands portfolio in the developed markets

•	Gross margin expansion of 70 basis points driven by improved mix in emerging markets and North America, and efficiencies across our Global Supply operations

•	Organic marketing spend up 8% to 15.5% of net sales, mainly in emerging markets and for key spirits brands in the United States

•	Continued strong free cash flow of £1.7 billion

•	Recommended increase in the final dividend of 6%

•
In May Diageo announced an operating review which is expected to reduce cost of goods and operating costs by approximately £80 million per annum by the end of fiscal 2013.  The total cost of the changes which have been identified is expected to be £160 million, of which £77 million was taken as an exceptional charge this year

•
Diageo expanded its presence in faster growing markets: a controlling stake in Serengeti Breweries in Tanzania, an equity stake in Halico in Vietnam, the acquisition of Mey Icki in Turkey, an additional investment in ShuiJingFang in China and a controlling stake in Zacapa super premium rum, totalling £1.6 billion

Paul Walsh, Chief Executive of Diageo, commenting on the year ended 30 June 2011

"Diageo is a strong business as these results show. Our leading brands and superior routes to market have delivered volume growth, positive price/mix, gross margin expansion and strong cash flow. We have strengthened the business, investing more behind our brands and in our routes to market and we have deepened our leading brand and market positions in the fastest growing markets of the world. In addition we have implemented changes to drive further operational efficiencies.

This is a strong platform. It is the basis of our medium term outlook for average top line growth of 6%, operating margin improvement, with the first 200 basis points achieved in the next three years, and double digit eps growth. Diageo is not immune from a fragile global economy, however achievement of these aims would underpin even stronger dividend growth."

Key financials:
		2011	2010	Organic growth %	Reported growth %
Volume	m	147.5	143.4	3	3
Net sales	£million	9,936	9,780	5	2
Marketing spend	£million	1,538	1,419	8	8
Operating profit before exceptional items	£million	2,884	2,751	5	5
Operating profit	£million	2,595	2,574		1
Reported tax rate		14.5%	21.3%
Profit attributable to parent company’s equity shareholders	£million	1,900	1,629		17
Free cash flow	£million	1,720	2,024		(15)
Basic eps	pence	76.2	65.5		16
eps pre-exceptionals	pence	83.6	72.0		16
Recommended full year dividend	pence	40.4	38.1		6

The reported tax rate fell from 21.3% last year to 14.5% this year.  During the year the value of deferred tax assets increased and this reduced the tax charge.  The tax rate before exceptional items for the year ended 30 June 2011 was 17.4% compared with 21.6% for the year ended 30 June 2010.

Organic growth by region:
	Volume %	Net sales %	Marketing spend %	Operating profit %
North America	-	3	7	8
Europe	(2)	(3)	(4)	(7)
International	9	13	23	19
Asia Pacific	9	9	13	13

Exchange rate movement

	Venezuela	Other	Total
	£million	£million	£million
On net sales	(259)	38	(221)
On operating profit before exceptional items	(78)	96	18

Exchange adjustments for net sales and operating profit before exceptional items are primarily the translation of prior year reported results at current year exchange rates. Other exchange rate movements are principally in respect of the euro and US dollar.

Using current exchange rates (£1 = $1.63 : £1 = €1.15) exchange rate movements for the year ending 30 June 2012 are expected to decrease operating profit by about £25 million and are not expected to materially affect the net finance charge.  This guidance excludes the impact of IAS 21 and 39.

Definitions

Unless otherwise stated in this announcement:
•	volume is in millions of equivalent units
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	commentary refers to organic movements
•	share refers to value share

See page 29 for additional information for shareholders and an explanation of non-GAAP measures.

BUSINESS REVIEW
For the year ended 30 June 2011

North America

Ivan Menezes, President, Diageo North America, commenting on the year ended 30 June 2011, said:

“While overall consumer confidence remains subdued we have seen some recovery and, importantly for our business, this recovery has been stronger in the premium, and especially the super premium, segments.  Against this background we have focused on value creation.  We have reduced the level of promotional activity, invested behind our premium brands and driven strong growth through innovation.  The result has been that volume has been maintained while net sales grew 3%.  Focus on supply efficiencies and better top line mix led to gross margin improvement.  Overheads were reduced as marketing was increased and operating profit grew 8%. We have put in place improvements to our sales structure and distribution footprint that will drive further efficiencies and even better alignment with our wholesalers, all of which will enhance our strong platform.”

Key financials £m:
	2010	FX	Acquisitions and disposals	Organic movement	2011	Reported movement
Net sales	3,306	(25)	(58)	101	3,324	1%
Marketing spend	472	(3)	(1)	34	502	6%
Operating profit before exceptional items	1,170	(12)	(1)	98	1,255	7%
Exceptional items	(38)				(23)
Operating profit	1,132				1,232	9%

Key countries and categories:				The strategic brands**:
		Organic	Reported			Organic	Reported
		net	net			net	net
	Volume*	sales	sales		Volume*	sales	sales
	%	%	%		%	%	%
North America	-	3	1	Johnnie Walker	(2)	1	-
United States	-	3	-	Smirnoff	-	(1)	(2)
Canada	3	3	8	Baileys	1	-	(1)
				Captain Morgan	(2)	(2)	(2)
Spirits	-	4	3	Jose Cuervo	4	3	2
Beer	1	2	2	Tanqueray	-	1	-
Wine	(4)	(1)	(21)	Crown Royal	1	3	2
Ready to drink	(3)	(3)	(4)	Ketel One	(1)	-	(1)
				Buchanan’s	37	41	39
				Cîroc	124	128	126
				Guinness	3	4	3

*	Organic equals reported movement for volume, except for wine where reported movement was (19)% due to disposals in the year
**	Spirits brands excluding ready to drink

•	Performance in North America was driven by the growth of spirits in the United States, where net sales were up 4%.
•	Spirits volume in the United States remained flat as the reduction in promotional spend and heavy competition in the vodka and rum categories resulted in share loss.
•	Positive price/mix in the United States was driven by the growth of Cîroc, Crown Royal Black, Buchanan’s and the silver and super premium variants of Jose Cuervo.
•
Marketing spend increased 7% mainly behind the strategic brands and campaigns such as Cîroc’s “Smooth Talk” and “Cîroc the New Year” television campaigns; Smirnoff’s continued sponsorship of “Master of the Mix” in the United States and the Smirnoff “Nightlife Exchange Project” in Canada; new television activations of the “Gentlemen, this is vodka” campaign for Ketel One vodka; and dedicated television advertising behind the silver variants of Jose Cuervo Especial and Tradicional.

•	Improved operating margin was driven by positive price/mix and ongoing initiatives to reduce production costs which resulted in cost of goods savings.

•	Beer volume and net sales growth was driven by Guinness, which offset weakness in Harp and Smithwicks. Price increases on Guinness drove price/mix improvements in beer.
•
The wine division has been restructured, a number of wine brands sold and the final sale and leaseback of vineyards and facilities in California completed.  Price increases on Beaulieu Vineyards reserve tier wines and distribution gains by Acacia Vineyard drove three percentage points of price/mix in wines.

•
Ready to drink net sales declined 3%. Smirnoff Ice volume was weak but innovations have been successful including Baileys Mudslide, Jeremiah Weed malt based beverages, Jose Cuervo Light Margaritas and Smirnoff Mixed Drinks.

•	In Canada net sales grew 3% and Diageo gained share led by the strong performance of Smirnoff and Captain Morgan.

Europe

Andrew Morgan, President, Diageo Europe, commenting on the year ended 30 June 2011, said:

“The very challenging trading environments of Spain and Greece are well understood and led to the overall decline in net sales for Europe this year. However, excluding these two markets, net sales in the region grew.  Strong performances from our scotch and rum brands led to double digit organic net sales growth in Russia, Eastern Europe and Germany, while Great Britain, France, Benelux and Italy were resilient, with single digit growth. Throughout the year we focused our marketing spend on the biggest opportunities. We made the second year of “Arthur’s Day” bigger than the first, extending it to more cities with greater investment.  We rolled out Captain Morgan into new markets with significantly increased spend and we continued to fuel the growth and premiumisation of spirits in Russia and Eastern Europe.  At the same time, we took further steps to improve our efficiency.  We reduced our overhead costs in the second half and the changes we have made to our operating structure in Western Europe will drive further efficiencies in our business.  The acquisition of Mey Icki in Turkey will increase our exposure to faster growing categories and markets in fiscal 2012.”

Key financials £m:
	2010	FX	Acquisitions and disposals	Organic movement	2011	Reported movement
Net sales	2,759	(32)	(25)	(88)	2,614	(5)%
Marketing spend	412	(5)	(1)	(16)	390	(5)%
Operating profit before exceptional items	859	(12)	(7)	(62)	778	(9)%
Exceptional items	(53)				(157)
Operating profit	806				621	(23)%

Key countries and categories:				The strategic brands**:
		Organic	Reported			Organic	Reported
		net	net			net	net
	Volume*	sales	sales		Volume*	sales	sales
	%	%	%		%	%	%
Europe	(2)	(3)	(5)	Johnnie Walker	(3)	(5)	(6)
Great Britain	-	2	2	Smirnoff	(4)	(11)	(12)
Ireland	(1)	(5)	(11)	Baileys	-	(2)	(3)
Iberia	(18)	(18)	(21)	JεB	(5)	(8)	(9)
Greece	(33)	(38)	(39)	Captain Morgan	40	38	39
Russia	9	21	23	Guinness	(5)	(4)	(5)

Spirits	(1)	(4)	(5)
Beer	(5)	(4)	(7)
Wine	(1)	11	2
Ready to drink	(4)	(8)	(9)

*
Organic equals reported movement for volume, except for wine where reported movement was (5)% reflecting the disposal of the Gilbeys wine business and Barton & Guestier and in Ireland where reported movement was (2)% reflecting the disposal of Gilbeys

**	Spirits brands excluding ready to drink

•	Volume in Europe declined 2%. The challenging pricing environment and on trade weakness across most of Europe coupled with the decline of scotch in Southern Europe led to negative price/mix.
•
In Great Britain, VAT and duty increases and the channel shift from the on to the off trade were the main drivers in the beverage alcohol market. Within this context, Diageo spirits performed well and gained share while price increases on beer and wine resulted in small share losses. Positive price/mix was primarily a result of the growth of wine, where net sales grew 14%. The growth of wine had a negative impact on gross margin. Marketing spend increased and the incremental investment was focused on super premium brands and innovation. Net sales of reserve brands grew 30% driven by super deluxe scotch. The launch of three new products and a strong media campaign led to share gains in the fast growing premix segment and Diageo finished the year with over 50% of the segment.

•
High levels of unemployment and personal tax increases in Ireland continued to restrict consumer spending, particularly in the on trade. Guinness remained the best selling beer in Ireland, but net sales declined due to lower sales in the on trade, while the volume of Diageo’s packaged beer increased in the growing off trade. Marketing spend on the brand increased, reflecting the growing momentum of “Arthur’s Day” and the Irish rugby sponsorship. Net sales of spirits grew 2% and Diageo gained share led by the continued success of Captain Morgan with investment behind on trade sampling and promotional activity.

•
Net sales in Iberia declined 18%, a deterioration from the first half. This was due to a further reduction in consumer spending in the on trade, which accounts for the majority of scotch and rum sales, as well as some destocking at both the wholesale and retail level. Despite implementing a price increase on spirits in the second half, price/mix remained flat, reflecting the higher proportion of sales through the off trade. There was a strict control of costs resulting in an increase in operating margin for the year.

•
Net sales in Greece declined 38% as significant rises in excise duties on spirits and other austerity measures dramatically reduced consumer spending and confidence. As consumers switched to at home consumption, Diageo increased its focus on the off trade, growing volume share of spirits in the off trade and this year was rated number one supplier among all beverage alcohol suppliers. Marketing spend was reduced broadly in line with net sales and activity was focused on supporting the launch of ready to serve cocktails and premix brands.  Overheads were also reduced but operating margin declined.

•
In Russia and Eastern Europe, Diageo delivered double digit net sales growth and positive price/mix due to price increases on spirits and an improvement in brand mix as many Russian consumers began to trade back up in spirits. There was strong growth on Johnnie Walker in all markets, while Bell’s and White Horse also performed well in Russia, appealing to those consumers seeking a more affordable entry into the scotch category. Marketing spend was focused on premium and super premium scotch, the roll out of Captain Morgan and driving new premium innovation launches such as White Horse 1900.

•
Elsewhere in Europe, international spirits continued to gain momentum.  In Germany, Diageo grew net sales 13% and gained share led by Johnnie Walker and the continued success of the Captain Morgan roll out.  Diageo resumed shipments to Turkey in the second half having reached settlement in a dispute with Turkish customs authorities for which there was an exceptional charge of £92 million.

International

Stuart Fletcher, President, Diageo International, commenting on the year ended 30 June 2011, said:

“During the year we reinforced our focus on generating growth in International through brand and portfolio development, innovation and customer partnering.  In Latin America scotch continued to grow driven by strong marketing, increased sales focus and improved customer relationships. The vodka, rum and liqueur categories also thrived, as we widened our consumer offerings across new price points. Diageo’s spirits business drove a third of the growth in net sales in Africa, as distributor relationships were improved and the introduction of 20cl bottles increased accessibility.  Guinness returned to growth in Nigeria and the strong growth of local beers continued, fuelling an 11% increase in net sales for beer in Africa. The role of the Global Travel and Middle East business as the shop window for Diageo’s premium brands was reinforced with an increase in marketing spend, significantly ahead of net sales, focusing on scotch and the luxury retail experience. Overall therefore, International delivered net sales growth of 13% and organic operating profit growth of 19%, while continuing to invest in infrastructure, sales execution, innovation and acquisitions, including Serengeti Breweries, creating an enhanced platform for future growth.”

Key financials £m:
	2010	FX	Acquisitions and disposals	Organic movement	2011	Reported movement
Net sales	2,627	(229)	28	321	2,747	5%
Marketing spend	302	(6)	4	68	368	22%
Operating profit before exceptional items	771	(90)	(5)	128	804	4%
Exceptional items	(5)				(13)
Operating profit	766				791	3%

Key countries and categories:				The strategic brands**:
		Organic	Reported			Organic	Reported
		net	net			net	net
	Volume*	sales	sales		Volume*	sales	sales
	%	%	%		%	%	%
International	9	13	5	Johnnie Walker	20	23	20
LatAm/Caribbean	12	17	(6)	Buchanan’s	(2)	10	(28)
Africa	7	10	11	Smirnoff	9	16	17
GTME	7	14	18	Baileys	9	14	8
				Guinness	10	10	7
Spirits	13	18	3
Beer	4	10	9
Wine	(6)	16	2
Ready to drink	(9)	1	(5)

*
Organic equals reported movement for volume, except for wine where reported movement was (14)% primarily due to the  disposal of Barton & Guestier and beer where reported movement was 8% due to the acquisition of Serengeti Breweries

**	Spirits brands excluding ready to drink

•
In Latin America, there was strong performance in both scotch and other spirits categories. All markets posted double digit net sales growth with the exception of Venezuela which held net sales flat in difficult market conditions and Colombia which grew 5%. Marketing spend increased as a percentage of net sales to 17.7%.

•
A great performance in Brazil was buoyed by increased employment and average income and the wider distribution and sales focus across major cities.  Growth accelerated as volume increased 23% driven by double digit growth of scotch and vodka. The growth of scotch delivered positive mix and net sales increased by 27%. The market’s core innovation, Smirnoff Caipiroska, continued its strong performance with 18% net sales growth. Marketing spend was increased significantly, focused on the Johnnie Walker “Keep Walking” campaign, on trade recruitment and strong point of sale execution across all channels.

•
In North Latin America and Caribbean net sales grew 15%. Increased consumer demand in key Caribbean and Central American markets, improved customer relationships and pricing drove a strong performance. Johnnie Walker Black Label led net sales growth followed by Buchanan’s, Baileys and Smirnoff. A 9% increase in marketing spend was focused on scotch.

•
Volume in Mexico grew 20% driven by scotch and rum. The faster growth of non-scotch brands, as the business increased its category breadth, led to negative price/mix and net sales increased 18%. Marketing spend increased significantly, mainly behind scotch, rum and vodka and Diageo grew its volume share of total spirits.

•
In Venezuela a challenging economic environment with currency restrictions led to lower scotch volume. Diageo’s locally produced rum brands, Cacique and Pampero, delivered strong net sales growth. Marketing spend as a percentage of net sales declined as a fall in scotch spend was only partially offset by increased spend behind local brands.

•
In Africa continued investment behind marketing and distribution, driving the strong growth of beer and momentum behind spirits brands, delivered another successful year with double digit net sales growth.

•
Volume grew 9% in Nigeria as Guinness returned to growth, double digit growth of Harp continued and Smirnoff Ice grew strongly as the new can format increased accessibility. Price increases and product mix drove an increase in net sales of 14%. Marketing spend increased, driven by sponsorship of “Guinness. The Match” and relationship marketing as Guinness reinforced its association with football.  Spend also increased behind “Malta Guinness Street Dance”.

•
8% volume growth in East Africa was primarily driven by spirits, following a duty reduction on spirits in Kenya and growth in Senator lager. The increase in the volume of local spirits brands negatively impacted price/mix and net sales grew 7%. Increased marketing spend was focused behind Tusker and Guinness.

•
In South Africa ready to drink contributed to an overall volume decline of 1%.  Net sales growth of scotch more than offset the decline in ready to drink and total net sales increased 2%.  Increased marketing spend was focused principally behind Johnnie Walker Red Label and the brand grew volume share.

•
Elsewhere in Africa there was double digit volume and net sales growth in beer and spirits.  Price increases and sales force focus on execution at the point of purchase drove strong Guinness growth and share gains in Cameroon.  In Ghana, Guinness, Malta Guinness and Star drove strong double digit net sales growth despite some continuing supply issues due to water shortages.

•
The Global Travel and Middle East business delivered double digit net sales growth driven by scotch and innovation particularly Johnnie Walker Double Black. Marketing spend increased significantly ahead of net sales as passenger numbers increased, focused on the Johnnie Walker “Step Inside the Circuit” and “Walk with Giants” campaigns and on luxury sampling and brand experiences in major airports across the globe.

Asia Pacific

Gilbert Ghostine, President, Diageo Asia Pacific, commenting on the year ended 30 June 2011, said:

“Our Asia Pacific business built momentum this year, particularly in fast growing emerging markets and in the high value super deluxe segment. The region was focused on accelerating net sales growth, enhancing our position as the number one international spirits company in the region and delivering double digit operating profit growth.  With net sales up 9%, share gains in scotch across the region and 13% growth in operating profit, each of these goals was achieved. We also made significant progress on two important transactions this year, ShuiJingFang in China and Halico in Vietnam.  Both of these will expand our footprint in key emerging markets and high growth categories, and will help drive future growth across our brand portfolio.”

Key financials £m:
	2010	FX	Acquisitions and disposals	Organic movement	2011	Reported movement
Net sales	1,018	65	-	98	1,181	16%
Marketing spend	233	12	1	32	278	19%
Operating profit before exceptional items	176	8	(1)	25	208	18%
Exceptional items	(30)				(50)
Operating profit	146				158	8%

Key countries and categories:				The strategic brands**:
	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Asia Pacific	9	9	16	Johnnie Walker	16	12	19
Australia	4	4	15	Smirnoff	8	5	12
Korea	1	8	12	Windsor	3	8	12
China	1	(4)	(1)	Guinness	(1)	6	12
India	42	79	34
Southeast Asia	12	14	25

Spirits	10	11	17
Beer	-	7	14
Wine	2	10	(8)
Ready to drink	7	7	19

*	Organic equals reported movement for volume, except for wine where the reported movement is (25%) due to the disposal of Barton & Guestier
**	Spirits brands excluding ready to drink

•
Growth in Asia Pacific was driven by scotch, in particular the super deluxe segment in emerging markets. In the developed markets of Asia Pacific, there were strong performances in Australia and Korea.

•
Marketing spend increased 13% driven by investments in proven Johnnie Walker growth drivers. Activities included ongoing Grand Prix sponsorships, mentoring programmes to build brand equity and digital campaigns that drove 12% net sales growth for the brand.

•
Diageo’s business in Australia grew in a challenging market, delivering share gains in spirits and ready to drink through increased focus on customer marketing with the largest off trade accounts, a successful innovation programme and selective price re-positioning.  Spirits net sales were up 6% with positive price/mix and ready to drink net sales grew 4%.

•	In Korea, Diageo outperformed a declining scotch market with Windsor 12 extending its leadership position and generating eight percentage points of positive price/mix.
•
In response to pressure from parallel imports, Diageo adjusted its prices in China which led to a net sales decline of 4%. These imports caused a distortion between sell in and underlying consumer demand which was up as investment increased behind the brands. Diageo’s scotch gained volume share in the standard, deluxe and especially the super deluxe segment where incremental marketing spend drove 41% net sales growth in the segment.

•
The route to market changes which have been implemented in India resulted in stronger relationships with customers and strong double digit net sales growth.  Increased marketing investment in Johnnie Walker Black Label and super deluxe variants; the re-launch of VAT 69 and innovation in Smirnoff with the introduction of Smirnoff Lime drove this growth.

•
The strong performance of the Southeast Asia markets was driven by growth in scotch and Guinness. In Thailand, increased marketing spend behind Johnnie Walker led to share gains on Black and Red Label and 23% net sales growth across the brand. Super deluxe scotch, notably Johnnie Walker Blue Label and The Singleton, drove 36% net sales growth in Vietnam.  Guinness continued to perform well in Indonesia and Malaysia with share gains in both markets and 7% and 8% net sales growth respectively.

•
Elsewhere in Asia, Japan was weakened as a result of the earthquake and tsunami and net sales declined 5% but Diageo gained volume share in key spirits categories.  The Singleton is now the second largest single malt brand in Taiwan with net sales growth of 45%, and along with Johnnie Walker super deluxe variants, drove 16% net sales growth for the market.

Corporate revenue and costs

Net sales were £70 million in the year ended 30 June 2011, flat relative to the comparable prior period. Net operating charges were £161 million in the year ended 30 June 2011 having been £225 million in the year ended 30 June 2010.  The movement was made up of:

•	Included in corporate was a benefit of £21 million, versus a charge of £40 million in the year ended 30 June 2010, arising from currency transaction hedging which is controlled centrally
•	A £2 million reduction in underlying corporate costs
•	Beneficial exchange differences of £123 million which arose on the movement between transaction exchange rates achieved in 2011 and those achieved in 2010

CATEGORY REVIEW
For the year ended 30 June 2011

Key Financials Category performance:
	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %

Spirits	3	6	3	Vodka:	2	7	7
Beer	1	4	3	Smirnoff	1	(1)	(1)
Wine	(2)	6	(11)	Ketel One	1	1	-
Ready to drink	(3)	(1)	-	Cîroc	123	126	122
Total	3	5	2
				Liqueurs:	3	1	7
Strategic brand performance**				Baileys	3	1	-

Whisk(e)y:	4	7	2	Rum:	2	2	(3)
Johnnie Walker	11	11	11	Captain Morgan	4	4	4
Crown Royal	1	3	2
JεB	(6)	(8)	(8)	Tequila:	5	5	3
Buchanan’s	2	14	(21)	Jose Cuervo	4	3	1
Windsor	3	8	12
Bushmills	9	10	11	Beer:	1	4	3
				Guinness	2	3	2
Gin:	-	2	1
Tanqueray	3	4	3

*	Organic equals reported movement except for beer which was 3% and wine which was (11)% due to acquisitions and disposals
**	Spirits brands excluding ready to drink

Spirits:  Net sales grew across all spirits categories and across all price segments, with the super premium segment growing significantly faster than the others.

Whisk(e)y:  The growth of whisk(e)y delivered almost half of Diageo’s incremental net sales, driven by success in emerging markets.  Johnnie Walker is Diageo’s biggest brand and was the biggest contributor to total net sales growth, with the fastest growth coming from super deluxe variants, up 25%.  Emerging markets net sales were up 19% supported by incremental marketing investment behind proven global growth drivers, including the “Walk with Giants” and “Step Inside the Circuit” campaigns and ongoing grand prix sponsorships.

Innovation drove the growth of Crown Royal, with the successful launch of Crown Royal Black, a variant which attracts super premium bourbon consumers.  Sold at a higher price point than the base brand, Crown Royal Black improved brand mix, and, together with a reduction in discounting, delivered two percentage points of price/mix improvement as the brand gained share in the growing North American whiskey category.

Overall JεB brand performance was impacted by the weak scotch market in Spain, the brand’s largest market. However, in its second largest market, France, the brand performed well with net sales up 9% supported by increased marketing spend and campaigns advertising new bottle formats.

Price increases on Buchanan’s in Latin America, the success of the new Buchanan’s Master and increased marketing investment drove double digit net sales growth. In the United States net sales grew 41%.  Up-weighted marketing investment and rapidly expanded distribution allowed Buchanan’s to reach more of its core multi-cultural consumers and Buchanan’s is now the fastest growing scotch in the market.

Windsor extended its scotch leadership position in Korea. Windsor 12 continued to perform strongly and price increases across the variants delivered positive price/mix.  Marketing spend was focused on the “World’s No.1” campaign which built on Windsor’s gold medal at the prestigious 2010 International Wines and Spirits Competition.

Bushmills grew net sales in all regions with a particularly strong second half, primarily driven by a 29% net sales increase in Russia and Eastern Europe. Marketing spend was focused behind global growth drivers, the “Bushmills Brothers” campaign and the launch of new packaging for Bushmills single malt.

Vodka:  Diageo’s vodka portfolio grew net sales 7% in a competitive category.  Strong Smirnoff growth in International and Asia partially offset net sales decline in the United States and Europe.  The decision to reduce promotional activity in the United States resulted in share loss.  In Europe, net sales declined due to lower volume and negative channel mix in Great Britain and challenging economic conditions in Spain and Greece.  Marketing spend increased 11% behind the Smirnoff “Nightlife Exchange Project” globally.  The majority of the increase focused on emerging markets, especially Latin America and India to position the brand for emerging middle class consumers.

In the United States, Ketel One vodka net sales and share were maintained as the brand held its price positioning. There was some weakness in flavours but Ketel One vodka grew, supported by the “Gentlemen, this is vodka” campaign. The roll out of Ketel One vodka into markets outside the United States, particularly in Latin America, drove the net sales growth of the brand globally.

The performance of Diageo’s vodka brands was led by Cîroc, which more than doubled its net sales.  Innovation on the brand, the new Coconut and Red Berry flavours, is supporting growth.  The brand’s appeal continues to increase and it gained share in the ultra premium vodka segment following distribution gains and the success of its multicultural marketing programmes.   Cîroc is now sold in over 70 countries outside its United States base.

Rum:  Diageo’s largest rum brand, Captain Morgan, grew net sales in every region outside the United States.  Growth was particularly strong in Canada, Great Britain and Germany where the brand gained share and delivered double digit growth.  In the United States, the brand’s net sales declined as smaller competitors have gained share by pricing and discounting aggressively in a flat category.  However, Captain Morgan is one of the strongest and most enduring industry icons and the new marketing campaign will build on this.

Net sales of Diageo’s second largest rum brand, Cacique, declined as growth in Venezuela was offset by declines in its largest market, Spain.  Bundaberg grew in Australia driven by innovation, led by the launch of Bundy 5, a white rum, and Bundaberg limited editions.  In July, Diageo acquired a controlling stake in the super premium rum, Zacapa.  The brand grew strongly in every region delivering double digit net sales growth on the back of targeted distribution expansion and super premium sampling activities.

Liqueurs:  Baileys returned to growth with the launch of the new campaign “Baileys. Let’s do this again”.  It was supported by strong sales programmes that drove increased visibility and gifting, and the launch of the new Hazelnut flavour. Performance improved in North America and in emerging markets net sales grew 21%.

Tequila:  Despite lower competitor pricing Jose Cuervo grew in the United States as a result of a successful on trade events programme, innovation in on trade dispense and the strong growth of the super premium segment. Jose Cuervo price/mix was negative but this was offset by the growth of super premium Don Julio and price/mix was flat for the category.  Don Julio’s net sales growth accounted for roughly half of the category growth.

Gin:  Growth of Tanqueray was driven by Spain, Canada and Global Travel and Middle East.  Spain contributed more than a third of growth, where despite the difficult economic conditions, premium gin brands performed well and Tanqueray gained volume share through strong promotional sales drivers in the off trade.  In contrast, the United States gin category declined.  Tanqueray reduced discounting and focused on visibility drivers to maintain net sales.

Beer: The 4% net sales growth in beer was driven by the emerging markets of Africa and Asia Pacific where incremental marketing spend on Guinness and local lager brands, and price increases in selected markets drove positive price/mix for the category.  Africa net sales grew 11% and Guinness returned to growth led by Nigeria and Cameroon, supported by an 18% increase in marketing spend across the region. Net sales of Guinness declined in Ireland and Great Britain where the beer category was weak, particularly in the on trade.  Local lager brands such as Harp, Senator and Tusker in Africa, and Tiger in Malaysia delivered further growth for the category.

Wine:  Volume declined in North America, offset by improved price/mix. In Great Britain, a strong Bordeaux campaign and price increases delivered net sales growth of 14%.

Ready to drink: Weakness in Europe and North America led to a 1% drop in net sales. In the United States, a successful programme of innovation slowed the rate of decline. In Australia, there was a return to growth driven by Smirnoff Ice and the emergence of the new ready to serve segment through innovations such as Smirnoff Signature Serves. Ready to drink continued to grow in emerging markets such as Nigeria and Brazil.

FINANCIAL REVIEW

Summary consolidated income statement
	Year ended	Year ended
	30 June 2011	30 June 2010
	£ million	£ million

Sales	13,232	12,958
Excise duties	(3,296)	(3,178)
Net sales	9,936	9,780
Operating costs before exceptional items	(7,052)	(7,029)
Operating profit before exceptional items	2,884	2,751
Exceptional operating items	(289)	(177)
Operating profit	2,595	2,574
Sale of businesses	(14)	(15)
Net finance charges	(397)	(462)
Share of associates’ profits after tax	176	142
Profit before taxation	2,360	2,239
Taxation	(343)	(477)
Profit from continuing operations	2,017	1,762
Discontinued operations	-	(19)
Profit for the year	2,017	1,743

Attributable to:
Equity shareholders of the parent company	1,900	1,629
Non-controlling interests	117	114
	2,017	1,743

Sales and net sales

On a reported basis, sales increased by £274 million from £12,958 million in the year ended 30 June 2010 to £13,232 million in the year 30 June 2011 and net sales increased by £156 million from £9,780 million in the year ended 30 June 2010 to £9,936 million in the year ended 30 June 2011. Exchange rate movements decreased reported sales by £252 million and reported net sales by £221 million. Acquisitions increased reported sales by £38 million and reported net sales by £30 million for the year. Disposals decreased reported sales by £94 million and reported net sales by £85 million for the year.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £23 million in the year ended 30 June 2011 due to a decrease in cost of sales of £70 million from £4,053 million to £3,983 million, an increase in marketing spend of £119 million from £1,419 million to £1,538 million, and a decrease in other operating expenses before exceptional costs of £26 million, from £1,557 million to £1,531 million. The impact of exchange rate movements decreased total operating costs before exceptional items by £239 million.

Exceptional operating items

Exceptional operating costs of £289 million for the year ended 30 June 2011 (2010 – £177 million) comprised:
•	a net charge of £111 million (2010 – £142 million) in respect of restructuring programmes,
•	an impairment charge of £39 million (2010 – £35 million) in respect of the Ursus brand reflecting the impact of the significant downturn in the economy in one of its principal markets, Greece,
•
a charge of £92 million (2010 – £nil) in respect of the settlement of the dispute with the Turkish customs authorities regarding import duty payable on beverage alcohol products sold in the domestic channel in Turkey,

•	a charge of £35 million (2010 – £nil) in respect of the settlement with the Thai customs authorities regarding a dispute over the price of imported goods

•	a charge of £12 million (2010 – £nil) in respect of the settlement with the Securities and Exchange Commission regarding various regulatory and control matters.

Restructuring programmes totalling £111 million comprise £77 million (2010 – £nil) for the operating model review announced in May 2011 primarily in respect of employee termination charges, £24 million (2010 – £93 million) for the restructuring of Global Supply operations in Scotland and the United States primarily in respect of accelerated depreciation and redundancies and £10 million (2010 – £12 million) for the restructuring of the group’s brewing operations in Ireland announced in 2008 in respect of accelerated depreciation. In the year ended 30 June 2010 restructuring programmes also included a charge of £85 million for the global restructuring programme and a £48 million net credit for the restructuring of the wines business in the United States.

In the year ended 30 June 2011 total restructuring cash expenditure was £118 million (2010 – £145 million) and the cash payments made for the exceptional SEC and duty settlements amounted to £141 million (2010 – £nil). An exceptional charge of approximately £120 million is expected to be incurred in the year ending 30 June 2012 primarily in respect of the operating model review, while cash expenditure is expected to be approximately £200 million.

Post employment plans

Post employment net costs for the year ended 30 June 2011 were a charge of £105 million (2010 – £133 million) comprising £110 million (2010 – £92 million) included in operating costs before exceptional items, pension curtailment gains of £7 million (2010 – £6 million) in exceptional items and a charge of £3 million (2010 – £47 million) in net finance charges. In the year ending 30 June 2012 the finance income under IAS 19 is expected to be £5 million.

The deficit in respect of post employment plans before taxation decreased by £367 million from £1,205 million at 30 June 2010 to £838 million at 30 June 2011 primarily as a result of an increase in the market value of assets held by the post employment plans. Cash contributions to the group’s UK and Irish pension schemes in the year ended 30 June 2011 were £150 million and are expected to be approximately £150 million for the year ending 30 June 2012.

Operating profit

Reported operating profit for the year ended 30 June 2011 increased by £21 million to £2,595 million from £2,574 million in the prior year. Before exceptional operating items, operating profit for the year ended 30 June 2011 increased by £133 million to £2,884 million from £2,751 million in the prior year. Exchange rate movements increased both operating profit and operating profit before exceptional items for the year ended 30 June 2011 by £18 million. Acquisitions decreased reported operating profit by £13 million for the year. Disposals decreased reported operating profit by £1 million for the year.

Exceptional non-operating items

A net loss before taxation of £14 million on sale of businesses arose on the disposal of a number of small wine businesses in Europe and in the United States and on the termination of a joint venture in India. In the year ended 30 June 2010 sale of businesses comprised a charge of £26 million in respect of the anticipated loss on the disposal of certain non-strategic wine brands in the United States and a gain of £11 million arising on the revaluation of the equity holding in the London Group, the owner of the Nuvo brand, following the acquisition of a majority equity stake in the London Group.

Net finance charges

Net finance charges decreased from £462 million in the year ended 30 June 2010 to £397 million in the year ended 30 June 2011.

Net interest charge decreased by £6 million from £375 million in the prior year to £369 million in the year ended 30 June 2011. The effective interest rate was 4.9% in the year ended 30 June 2011 (2010 – 4.8%) and average net borrowings excluding interest rate related fair value adjustments decreased by £0.7 billion compared to the prior year. The income statement interest cover was 8.3 times and cash interest cover was 10.6 times (2010 – 7.7 times and 10.3 times, respectively).

Net other finance charges for the year ended 30 June 2011 were £28 million (2010 – £87 million). There was a decrease of £44 million in finance charges in respect of post employment plans from £47 million in the year ended 30 June 2010 to £3 million in the year ended 30 June 2011. Other finance charges also included £16 million (2010 – £18 million) on unwinding of discounts on liabilities and a hyperinflation adjustment of £9 million (2010 – £16 million) in respect of the group’s Venezuela operations. In the year ended 30 June 2010 an additional £4 million other finance income was recognised and a £10 million charge in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

Associates

The group’s share of associates’ profits after interest and tax was £176 million for the year ended 30 June 2011 compared to £142 million in the prior year. Diageo’s 34% equity interest in Moët Hennessy contributed £179 million (2010 – £134 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £121 million from £2,239 million in the prior year to £2,360 million in the year ended 30 June 2011.

Taxation

The reported tax rate for the year ended 30 June 2011 was 14.5% compared with 21.3% for the year ended 30 June 2010. Factors that reduced the reported tax rate included settlements agreed with tax authorities that gave rise to releases of tax provisions and an increase of £115 million in the carrying value of deferred tax assets in respect of brands under the taxation basis applicable at 30 June 2011. The tax rate before exceptional items for the year ended 30 June 2011 was 17.4% compared with 21.6% for the year ended 30 June 2010.

Discontinued operations

Discontinued operations in the year ended 30 June 2010 comprised a charge after taxation of £19 million in respect of anticipated future payments to thalidomide claimants.

Exchange rate and other movements

Exchange rate movements are calculated by retranslating the prior year results as if they had been generated at the current year exchange rates. The difference is excluded from organic growth.

The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2011 was as follows:

Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	(97)
Transaction impact	106
Impact of IAS 21 on operating profit	6
Impact of income statement hedging	3
Total exchange effect on operating profit before exceptional items	18
Interest and other finance charges
Net finance charges – translation impact	5
Mark to market impact of IAS 39 on interest expense	(14)
Impact of IAS 21 and IAS 39 on other finance charges	10
Associates – translation impact	(5)
Total effect on profit before exceptional items and taxation	14

	Year ended 30 June 2011	Year ended 30 June 2010
Exchange rates
Translation £1 =	$1.59	$1.57
Transaction £1 =	$1.56	$1.67
Translation £1 =	€1.16	€1.13
Transaction £1 =	€1.11	€1.30

Foreign exchange movements in the year ended 30 June 2011 were adversely impacted by the Venezuelan bolivar. For the year ending 30 June 2012 foreign exchange movements are estimated to decrease operating profit by about £25 million and are not expected to materially affect the net finance charge based on applying current exchange rates (£1 = $1.63 : £1 = €1.15). This guidance excludes the impact of IAS 21 and 39.

Dividend

The directors recommend a final dividend of 24.90 pence per share, an increase of 6% from the year ended 30 June 2010. The full dividend will therefore be 40.40 pence per share, an increase of 6% from the year ended 30 June 2010. Subject to approval by shareholders, the final dividend will be paid on 24 October 2011 to shareholders on the register on 9 September 2011. Payment to US ADR holders will be made on 28 October 2011. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 3 October 2011.

Cash flow

	Year ended 30 June 2011	Year ended 30 June 2010
	£ million	£ million

Cash generated from operations before exceptional costs	3,138	3,329
Exceptional costs paid	(259)	(145)
Cash generated from operations	2,879	3,184
Interest paid (net)	(311)	(305)
Dividends paid to equity non-controlling interests	(112)	(107)
Taxation paid	(365)	(474)
Net capital expenditure including sale and leaseback of land	(372)	(231)
Net decrease/(increase) in other investments	1	(43)
Free cash flow	1,720	2,024

Free cash flow decreased by £304 million to £1,720 million in the year ended 30 June 2011. Cash generated from operations decreased from £3,184 million to £2,879 million principally as a result of a lower increase in payables in the year compared with the prior year. See page 32 for the definition of free cash flow.

Balance sheet

At 30 June 2011 total equity was £5,985 million compared with £4,786 million at 30 June 2010. The increase was mainly due to the profit for the year of £2,017 million, partly offset by the dividend paid out of shareholders’ equity of £973 million.

Net borrowings were £6,450 million at 30 June 2011, a decrease of £504 million from £6,954 million at 30 June 2010. The principal components of this decrease were free cash flow of £1,720 million (2010 – £2,024 million) partly offset by £973 million (2010 – £914 million) equity dividends paid, £117 million (2010 – £206 million) paid in respect of acquisition of businesses primarily in respect of Serengeti Breweries and Halico, adverse non-cash movements of £113 million (2010 – £96 million) comprising predominantly fair value movements and adverse exchange rate movements of £17 million (2010 – £429 million).

Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels in order to enhance long-term shareholder value. To achieve this, Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Economic profit

Economic profit increased by £369 million from £890 million in the year ended 30 June 2010 to £1,259 million in the year ended 30 June 2011. As a result of the change in long term interest rates the weighted average cost of capital rate has been established at 8% from 9%, which increased economic profit by £153 million. This change also reflects the increased return over the risk free rate that investors require as a result of increased volatility of returns. See page 33 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2011		Year ended 30 June 2010
	Notes	£million		£ million

Sales	2	13,232		12,958
Excise duties		(3,296)		(3,178)
Net sales	2	9,936		9,780
Cost of sales		(4,010)		(4,099)
Gross profit		5,926		5,681
Marketing		(1,538)		(1,419)
Other operating expenses		(1,793)		(1,688)
Operating profit	2	2,595		2,574
Sale of businesses	3	(14)		(15)
Net interest payable	4	(369)		(375)
Net other finance charges	4	(28)		(87)
Share of associates' profits after tax		176		142
Profit before taxation		2,360		2,239
Taxation	5	(343)		(477)
Profit from continuing operations		2,017		1,762
Discontinued operations	6	-		(19)
Profit for the year		2,017		1,743

Attributable to:
Equity shareholders of the parent company		1,900		1,629
Non-controlling interests		117		114
		2,017		1,743

Pence per share
Continuing operations		76.2	p	66.3	p
Discontinued operations		-		(0.8	)p
Basic earnings		76.2	p	65.5	p
Continuing operations		76.0	p	66.2	p
Discontinued operations		-		(0.8	)p
Diluted earnings		76.0	p	65.4	p
Average shares		2,493	m	2,486	m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2011	Year ended 30 June 2010
	£ million	£ million

Other comprehensive income
Exchange differences on translation of foreign operations excluding borrowings
- group	(133)	494
- associates and non-controlling interests	93	37
Exchange differences on borrowings and derivative net investment hedges	(51)	(429)
Effective portion of changes in fair value of cash flow hedges
- net gains/(losses) taken to other comprehensive income	25	(27)
- transferred to income statement	56	(26)
Hyperinflation adjustment	6	25
Net actuarial gain on post employment plans	272	8
Tax on other comprehensive income	(65)	(16)
Other comprehensive income, net of tax, for the year	203	66
Profit for the year	2,017	1,743
Total comprehensive income for the year	2,220	1,809

Attributable to:
Equity shareholders of the parent company	2,167	1,628
Non-controlling interests	53	181
	2,220	1,809

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

			30 June 2011		30 June 2010
	Notes	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		6,545		6,726
Property, plant and equipment		2,552		2,404
Biological assets		33		30
Investments in associates		2,385		2,060
Other investments		102		117
Other receivables		118		115
Other financial assets		305		472
Deferred tax assets		516		529
Post employment benefit assets		60		49
			12,616		12,502
Current assets
Inventories	7	3,473		3,281
Trade and other receivables		1,977		2,008
Assets held for sale	10	38		112
Other financial assets		89		98
Cash and cash equivalents	8	1,584		1,453
			7,161		6,952
Total assets			19,777		19,454
Current liabilities
Borrowings and bank overdrafts	8	(1,447)		(587)
Other financial liabilities		(90)		(186)
Trade and other payables		(2,838)		(2,615)
Liabilities held for sale	10	(10)		(10)
Corporate tax payable		(381)		(391)
Provisions		(149)		(155)
			(4,915)		(3,944)
Non-current liabilities
Borrowings	8	(6,748)		(8,177)
Other financial liabilities		(147)		(155)
Other payables		(41)		(76)
Provisions		(266)		(318)
Deferred tax liabilities		(777)		(744)
Post employment benefit liabilities		(898)		(1,254)
			(8,877)		(10,724)
Total liabilities			(13,792)		(14,668)
Net assets			5,985		4,786

Equity
Called up share capital		797		797
Share premium		1,343		1,342
Other reserves		3,300		3,245
Retained deficit		(195)		(1,377)
Equity attributable to equity shareholders of the parent company			5,245		4,007
Non-controlling interests			740		779
Total equity			5,985		4,786

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million	company share- holders £ million	Non- controlling interests £ million	Total equity £ million

At 30 June 2009	797	1,342	3,279	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	-	-	(34)	-	1,662	1,662	1,628	181	1,809
Employee share schemes	-	-	-	89	(3)	86	86	-	86
Share-based incentive plans	-	-	-	-	34	34	34	-	34
Tax on share-based incentive plans	-	-	-	-	4	4	4	-	4
Dividends paid	-	-	-	-	(914)	(914)	(914)	(107)	(1,021)
At 30 June 2010	797	1,342	3,245	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	-	-	55	-	2,112	2,112	2,167	53	2,220
Employee share schemes	-	-	-	(4)	(5)	(9)	(9)	-	(9)
Share-based incentive plans	-	-	-	-	37	37	37	-	37
Tax on share-based incentive plans	-	-	-	-	15	15	15	-	15
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	20	20
Dividends paid	-	-	-	-	(973)	(973)	(973)	(112)	(1,085)
At 30 June 2011	797	1,343	3,300	(2,257)	2,062	(195)	5,245	740	5,985

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 30 June 2011		Year ended 30 June 2010
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations (see note 12)	2,879		3,184
Interest received	213		307
Interest paid	(524)		(612)
Dividends paid to equity non-controlling interests	(112)		(107)
Taxation paid	(365)		(474)
Net cash from operating activities		2,091		2,298

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	47		143
Purchase of property, plant and equipment and computer software	(419)		(374)
Net decrease/(increase) in other investments	1		(43)
Sale of businesses	34		1
Acquisition of businesses	(117)		(206)
Net cash outflow from investing activities		(454)		(479)

Cash flows from financing activities
Proceeds from issue of share capital	1		-
Net (purchase)/sale of own shares for share schemes	(9)		85
Net decrease in loans	(414)		(422)
Equity dividends paid	(973)		(914)
Net cash outflow from financing activities		(1,395)		(1,251)

Net increase in net cash and cash equivalents		242		568
Exchange differences		(68)		(16)
Net cash and cash equivalents at beginning of the year		1,398		846
Net cash and cash equivalents at end of the year		1,572		1,398

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,584		1,453
Bank overdrafts		(12)		(55)
		1,572		1,398

NOTES

1.	Basis of preparation

The condensed consolidated financial information has been extracted from the consolidated financial statements of Diageo plc for the year ended 30 June 2011. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union (EU). This consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2010. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB.

(a) Adopted by the group The following accounting standards, amendments and interpretations, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 – Classification of the liability component of a convertible instrument
Amendment to IAS 7 – Classification of expenditures on unrecognised assets
Amendment to IAS 17 – Classification of leases of land and buildings
Amendment to IAS 27 – Consolidated and separate financial statements
Amendment to IAS 32 – Financial instruments: presentation – Classification of rights issues
Amendment to IAS 36 – Cash generating units
Amendments to IAS 39 – Financial instruments: recognition and measurement
Amendment to IFRS 2 – Group cash-settled share-based payment transactions
Amendments to IFRS 3 – Business combinations
Amendment to IFRS 5 – Non-current assets held for sale and discontinued operations
Amendment to IFRS 8 – Segment information with respect to total assets
IFRIC 19 – Extinguishing financial liabilities with equity instruments

(b) Not adopted by the group The following standards, amendments and interpretations, issued by the IASB or IFRIC and endorsed by the EU, unless stated otherwise, have not yet been adopted by the group. Unless stated otherwise, the standards or interpretations do not have to be adopted by the group until the year ending 30 June 2014 though the group may determine to adopt them earlier. The group does not currently believe the adoption of these standards or interpretations would have a material impact on the consolidated results or financial position of the group, unless stated otherwise.

IFRS 9 – Financial instruments (not yet endorsed by the EU) removes the multiple classification and measurement models for financial assets required by IAS 39 and introduces a model that has only two classification categories: amortised cost and fair value. Classification is driven by the business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation for financial liabilities and for derecognising financial instruments is relocated from IAS 39 without any significant changes. The group is currently assessing the impact this standard would have on the consolidated results and financial position of the group.

IFRS 10 – Consolidated financial statements (not yet endorsed by the EU) replaces the guidance of control and consolidation in IAS 27 and SIC-12 – Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 11 – Joint arrangements (not yet endorsed by the EU) requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. It is anticipated that the application of the standard will result in an immaterial decrease in net sales, total assets and total liabilities of the group but have no impact on the group’s net profit or net assets.

IFRS 12 – Disclosure of interests in other entities (not yet endorsed by the EU) requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.
IFRS 13 – Fair value measurement (not yet endorsed by the EU) explains how to measure fair value and aims to enhance fair value disclosures. The standard does not change the measurement of fair value but codifies it in one place.

Amendments to IAS 19 - Employee benefits (not yet endorsed by the EU) changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management’s estimate of expected returns to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group expects this change will result in an increase in finance costs but will not impact the group’s net assets.

Amendment to IAS 1 – Presentation of financial statements (effective for Diageo in the year ending 30 June 2012)
Limited scope amendment to IAS 12 – Income taxes (not yet endorsed by the EU)
IAS 24 (Revised) – Related party disclosures (effective for Diageo in the year ending 30 June 2012)
IAS 27 (Revised) – Separate financial statements (not yet endorsed by the EU)
IAS 28 (Revised) – Associates and joint ventures (not yet endorsed by the EU)
Amendment to IAS 34 – Interim financial reporting (effective for Diageo in the year ending 30 June 2012)
Amendment to IFRS 7 – Disclosure of the financial effect of the extent to which collateral and other credit enhancements mitigate credit risk (effective for Diageo in the year ending 30 June 2012)
Amendment to IFRS 7 – Transfers of financial assets (effective for Diageo in the year ending 30 June 2012)
Amendment to IFRIC 13 – Customer loyalty programmes (effective for Diageo in the year ending 30 June 2012)
Amendment to IFRIC 14 – IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction (effective for Diageo in the year ending 30 June 2012)

The financial information set out in this preliminary announcement does not constitute the company’s statutory accounts for the years ended 30 June 2011 or 2010. Statutory accounts for the year ended 30 June 2010 have been delivered to the registrar of companies, and those for the year ended 30 June 2011 will be delivered in due course. The auditor has reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2.	Segmental information

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have, in order to provide additional reconciling information, been allocated to the geographical segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with internal reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2010.

In addition, for management reporting purposes Diageo excludes the impact on net sales and operating profit of acquisitions and disposals completed in the current and prior year from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals is allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations in the Business review but for management reporting purposes they are disclosed here at budgeted exchange rates.

	North America £million	Europe £million	Inter- national £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total Operating segments £million	Corporate and other £million	Total £million

Year ended 30 June 2011
Sales	3,853	4,190	3,384	1,735	2,678	(2,678)	13,162	70	13,232
Net sales
At budgeted exchange rates*	3,289	2,562	2,754	1,076	2,785	(2,682)	9,784	70	9,854
Acquisitions and disposals	27	3	35	1	-	-	66	-	66
Global Supply allocation	31	46	15	11	(103)	-	-	-	-
Retranslation to actual exchange rates	(23)	3	(57)	93	(4)	4	16	-	16
Net sales	3,324	2,614	2,747	1,181	2,678	(2,678)	9,866	70	9,936
Operating profit/(loss)
At budgeted exchange rates*	1,204	748	859	206	104	-	3,121	(181)	2,940
Acquisitions and disposals	4	(8)	(10)	(8)	-	-	(22)	-	(22)
Global Supply allocation	59	41	6	(2)	(104)	-	-	-	-
Retranslation to actual exchange rates	(12)	(3)	(51)	12	-	-	(54)	20	(34)
Operating profit/(loss) before exceptional items	1,255	778	804	208	-	-	3,045	(161)	2,884
Exceptional items	(23)	(157)	(13)	(50)	(35)	-	(278)	(11)	(289)
Operating profit/(loss)	1,232	621	791	158	(35)	-	2,767	(172)	2,595
Sale of businesses									(14)
Net finance charges									(397)
Share of associates’ profits after tax
- Moët Hennessy									179
- Other associates									(3)
Profit before taxation									2,360

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

	North America £million	Europe £million	Inter- National £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total Operating segments £million	Corporate and other £million	Total £million

Year ended 30 June 2010
Sales	3,853	4,371	3,222	1,442	2,627	(2,627)	12,888	70	12,958
Net sales
At budgeted exchange rates*	2,980	2,510	2,551	923	2,561	(2,460)	9,065	68	9,133
Acquisitions and disposals	47	9	7	-	-	-	63	-	63
Global Supply allocation	18	55	16	12	(101)	-	-	-	-
Retranslation to actual exchange rates	261	185	53	83	167	(167)	582	2	584
Net sales	3,306	2,759	2,627	1,018	2,627	(2,627)	9,710	70	9,780
Operating profit/(loss)
At budgeted exchange rates*	1,039	756	800	170	114	-	2,879	(180)	2,699
Acquisitions and disposals	(3)	1	(5)	(7)	-	-	(14)	-	(14)
Global Supply allocation	56	55	5	(2)	(114)	-	-	-	-
Retranslation to actual exchange rates	78	47	(29)	15	-	-	111	(45)	66
Operating profit/(loss) before exceptional items	1,170	859	771	176	-	-	2,976	(225)	2,751
Exceptional items	(38)	(53)	(5)	(30)	(39)	-	(165)	(12)	(177)
Operating profit/(loss)	1,132	806	766	146	(39)	-	2,811	(237)	2,574
Sale of businesses									(15)
Net finance charges									(462)
Share of associates’ profits after tax
- Moët Hennessy									134
- Other associates									8
Profit before taxation									2,239

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Apart from sales by the Global Supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.59 (2010 – £1 = $1.57) and euro – £1 = €1.16 (2010 – £1 = €1.13). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.61 (30 June 2010 – £1 = $1.50) and euro – £1 = €1.11 (30 June 2010 – £1 = €1.22.) The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.	Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Year ended 30 June 2011	Year ended 30 June 2010
	£ million	£ million
Items included in operating profit

Operating model review	(77)	-
Restructuring of Global Supply operations	(24)	(93)
Restructuring of Irish brewing operations	(10)	(12)
Global restructuring programme	-	(85)
Restructuring of US wines operations	-	48
	(111)	(142)
Duty settlements	(127)	-
Ursus brand impairment	(39)	(35)
SEC settlement	(12)	-
	(289)	(177)

Sale of businesses	(14)	(15)

Exceptional items before taxation	(303)	(192)

Tax on exceptional operating items	51	39
Tax on sale of businesses	3	10
Settlements with tax authorities	66	-
Total taxation in exceptional items	120	49

Exceptional items in continuing operations	(183)	(143)

Discontinued operations net of taxation	-	(19)

Total exceptional items	(183)	(162)
Items included in operating profit are charged to:
Cost of sales	(27)	(46)
Other operating expenses	(262)	(131)
	(289)	(177)

4.	Net interest and other finance charges

	Year ended 30 June 2011	Year ended 30 June 2010
	£ million	£ million

Interest payable	(540)	(569)
Interest receivable	183	188
Market value movements on interest rate instruments	(12)	6
Net interest payable	(369)	(375)

Net finance charges in respect of post employment plans	(3)	(47)
Unwinding of discounts	(16)	(18)
Hyperinflation adjustment on Venezuela operations	(9)	(16)
Other finance (charges)/income	-	4
	(28)	(77)
Net exchange movements on certain financial instruments	-	(10)
Net other finance charges	(28)	(87)

5.	Taxation

For the year ended 30 June 2011, the £343 million taxation charge (2010 – £477 million) comprises a UK tax credit of £47 million (2010 – £28 million) and a foreign tax charge of £390 million (2010 – £505 million). Included within the tax charge is a credit of £120 million (2010 – £49 million) in respect of the exceptional items identified in note 3 and a credit of £115 million in respect of an increase in the carrying value of deferred tax assets on brands under the taxation basis applicable at 30 June 2011.

6.	Discontinued operations

Discontinued operations for the year ended 30 June 2010 represent a charge after taxation of £19 million in respect of anticipated future payments to thalidomide claimants.

7.	Inventories

	30 June 2011 £ million	30 June 2010 £ million

Raw materials and consumables	258	297
Work in progress	25	21
Maturing inventories	2,681	2,506
Finished goods and goods for resale	509	457
	3,473	3,281

8.	Net borrowings

	30 June 2011	30 June 2010
	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,447)	(587)
Borrowings due after one year	(6,748)	(8,177)
Fair value of interest rate hedging instruments	58	191
Fair value of foreign currency swaps and forwards	182	227
Finance lease liabilities	(79)	(61)
	(8,034)	(8,407)
Cash and cash equivalents	1,584	1,453
	(6,450)	(6,954)

9.	Reconciliation of movement in net borrowings

	Year ended 30 June 2011	Year ended 30 June 2010
	£ million	£ million

Increase in net cash and cash equivalents before exchange	242	568
Decrease in loans	414	422
Decrease in net borrowings from cash flows	656	990
Exchange differences	(17)	(429)
Borrowings acquired on purchase of businesses	(22)	-
Other non-cash items	(113)	(96)
Net borrowings at beginning of the year	(6,954)	(7,419)
Net borrowings at end of the year	(6,450)	(6,954)

Other non-cash items primarily comprise fair value changes on bonds and interest rate derivatives. In the year ended 30 June 2011 the group repaid a $500 million (£313 million) bond.

10.	Assets and disposal groups held for sale

	30 June 2011	30 June 2010
	£ million	£ million

Current assets	19	47
Non-current assets	19	65
	38	112
Current liabilities	(10)	(6)
Non-current liabilities	-	(4)
	(10)	(10)

The assets and disposal groups held for sale at 30 June 2011 comprise a non-strategic wine business in California and the group’s investment in Tanzania Breweries Limited.

11.	Dividends

	Year ended	Year ended
	30 June 2011	30 June 2010
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year

Final dividend paid for the year ended 30 June 2010 of 23.50 pence per share (2009 – 22.20 pence)	586	551
Interim dividend paid for the year ended 30 June 2011 of 15.50 pence per share (2010 – 14.60 pence)	387	363
	973	914

A final dividend of 24.90 pence per share for the year ended 30 June 2011 was recommended by the Board on 24 August 2011 for approval by shareholders at the Annual General Meeting to be held on 19 October 2011. As the approval will be after the balance sheet date it has not been included as a liability.

12.	Cash generated from operations

		Year ended 30 June 2011		Year ended 30 June 2010
	£ million	£ million	£ million	£ million

Profit for the year	2,017		1,743
Discontinued operations	-		19
Taxation	343		477
Share of associates’ profits after tax	(176)		(142)
Net finance charges	397		462
Sale of businesses	14		15
Operating profit		2,595		2,574
Increase in inventories	(204)		(104)
Decrease in trade and other receivables	62		69
Increase in trade and other payables and provisions	30		369
Net movement in working capital		(112)		334
Depreciation and amortisation		352		372
Dividend income		138		111
Other items		(94)		(207)
Cash generated from operations		2,879		3,184

In the consolidated statement of cash flows, cash generated from operations is stated after £259 million (2010 – £145 million) of cash outflows in respect of exceptional operating items.

In the calculation of cash generated from operations, Other items include £119 million of cash contributions to post employment schemes in excess of the income statement charge (2010 – £114 million).

13.	Contingent liabilities and legal proceedings

(a) Guarantees As of 30 June 2011 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Korean customs dispute A dispute is ongoing at the Korean Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £105 million (including £13 million of value added tax). In January 2010, Diageo Korea appealed this customs audit assessment to the Korean Tax Tribunal. In order to preserve its right to appeal, Diageo Korea was required to pay the full amount of the assessment. In respect of the period prior to 30 June 2007, Diageo Korea has paid the full £105 million to the Korean customs authorities, including £44 million in the year ended 30 June 2011.

In February 2011, Diageo Korea received a pre-imposition notice from the Korean customs authorities with respect to the period from 29 February 2008 to 31 October 2010 on the same grounds for Korean won 208 billion or approximately £121 million (including £14 million in value added tax). No amounts have been paid to date with respect to this pre-imposition notice.

In May 2011, the Korean Tax Tribunal issued a ruling with respect to certain technical arguments, ordered that Korean won 26 billion (approximately £15 million) be repaid to Diageo Korea, and ordered a reaudit of the period prior to 30 June 2007. The reaudit is currently in progress and is expected to be completed by 30 June 2012. Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

(d) Chinese acquisition On 14 July 2011, Diageo acquired an additional 4% equity stake in Quanxing from Chengdu Yingsheng Investment Holding Co., Ltd. Diageo has become the indirect largest shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, subject to securing approval to the CSRC, expects to make a mandatory tender offer to all the other shareholders of ShuiJingFang. The tender offer is expected to be completed by the end of the calendar year. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (£606 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£119 million) was deposited with China’s securities depositary and clearing agency, Shanghai branch in the year ended 30 June 2010.

(e) Ketel One vodka put option The Nolet Group has an option exercisable from 9 June 2011 to 9 June 2013 to sell its 50% equity stake in Ketel One Worldwide BV to Diageo for a total consideration of $900 million (£559 million) plus 5.5% annual interest calculated from the date of the original acquisition, 9 June 2008. If the Nolet Group exercises this option but Diageo chooses not to buy the stake, Diageo will then have to pay $100 million (£62 million) to the Nolet Group and the Nolet Group may then pursue a sale of its stake to a third party, subject to rights of first offer and last refusal on Diageo’s part.

(f) Kenya Breweries Limited (KBL) Diageo’s subsidiary undertaking, East African Breweries Limited (EABL), of which Diageo owns 50.03%, has agreed to the purchase of SABMiller Africa BV's 20% equity shareholding in Kenya Breweries Limited (KBL) for cash consideration of the US dollar equivalent of 19.5 billion Kenyan shillings at completion (£136 million), subject to EABL disposing of its 20% shareholding in Tanzania Breweries Limited by way of a public offer. KBL has terminated a brewing and distribution agreement with SABMiller International BV and has ceased to distribute SABMiller's brands in Kenya.

(g) Zacapa On 5 July 2011 Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc from Industrias Licoreras de Guatemala (ILG), the owner of the Zacapa rum brand. ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding distribution rights for Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo will consolidate the results of RCP.

(h) Thalidomide litigation In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grunenthal GmbH, the developer of the drug. The size of the class has not yet been specified. In the United Kingdom, similar proceedings have been commenced on behalf of one individual in relation to alleged thalidomide injuries.  Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The company has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support. Diageo intends, however, to vigorously defend these lawsuits.

(i) Other The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations. There are a number of legal, customs and tax claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14.	Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the annual report for the year ended 30 June 2011. There have been no transactions with these related parties during the year ended 30 June 2011 that have materially affected the financial position or performance of the group during the year.

15.	Post balance sheet events

On 5 July 2011 Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc from Industrias Licoreras de Guatemala (ILG), the owner of the Zacapa rum brand (see note 13(g)).

On 14 July 2011, Diageo acquired an additional 4% equity stake in Quanxing from Chengdu Yingsheng Investment Holding Co., Ltd. becoming the indirect largest shareholder of ShuiJingFang. In accordance with Chinese takeover regulations, Diageo expects to make a mandatory tender offer to all other shareholders of ShuiJingFang. The tender offer is expected to be completed by the end of the calendar year (see note 13(d)).

On 23 August 2011, having received the necessary regulatory clearances, Diageo completed the acquisition of Mey Icki Sanayi VE Ticaret A.S. (Mey Icki) from TPG Capital and the Actera group.  The Turkish Competition Authority clearance is conditional upon the subsequent disposal of the Mey Icki brands Hare liqueur and Maestro gin.  Diageo anticipates that these disposals will be completed in the year ending 30 June 2012.  Mey Icki is the leading producer and distributor of raki in Turkey and also owns other brands including vodka and wine brands.  Mey Icki will be fully consolidated and transforms Diageo’s existing position in this fast growing spirits market.  In the year ended 31 December 2010 Mey Icki had net sales of TRL766 million.  The enterprise value for the acquisition is $2.1 billion (£1.3 billion).

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Comparisons are to the year ended 30 June 2010 (2010) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Net sales are sales after deducting excise duties.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States. References to beer include Guinness Malta, a non alcoholic malt based product.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, The John Walker, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. 10, Cîroc, Ketel One vodka, Don Julio, Zacapa and Godiva.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this announcement are taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 38 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Reconciliation to GAAP measures

1.	Organic movements

Organic movements in volume, sales, net sales, gross margin, marketing spend and operating profit are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior year reported numbers at current year exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any year in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both years.

Organic movements in volume, sales, net sales, marketing spend and operating profit

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales, marketing spend and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both years. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2011 were as follows:

Volume	2010 Reported units million	Acquisitions and disposals(2) units million	Organic movement units million	2011 Reported Units million	Organic movement %

North America	51.8	(0.2)	-	51.6	-
Europe	39.2	(0.1)	(0.6)	38.5	(2)
International	40.3	0.6	3.4	44.3	9
Asia Pacific	12.1	-	1.0	13.1	9
Total volume	143.4	0.3	3.8	147.5	3

Sales	2010 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	3,853	(33)	(58)	91	3,853	2
Europe	4,371	(39)	(33)	(109)	4,190	(3)
International	3,222	(281)	36	407	3,384	14
Asia Pacific	1,442	101	(1)	193	1,735	13
Corporate	70	-	-	-	70
Total sales	12,958	(252)	(56)	582	13,232	5

Net sales	2010 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	3,306	(25)	(58)	101	3,324	3
Europe	2,759	(32)	(25)	(88)	2,614	(3)
International	2,627	(229)	28	321	2,747	13
Asia Pacific	1,018	65	-	98	1,181	9
Corporate	70	-	-	-	70
Total net sales	9,780	(221)	(55)	432	9,936	5
Excise duties	3,178				3,296
Total sales	12,958				13,232

Marketing spend	2010 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	472	(3)	(1)	34	502	7
Europe	412	(5)	(1)	(16)	390	(4)
International	302	(6)	4	68	368	23
Asia Pacific	233	12	1	32	278	13
Total marketing spend	1,419	(2)	3	118	1,538	8

Operating profit	2010 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	1,170	(12)	(1)	98	1,255	8
Europe	859	(12)	(7)	(62)	778	(7)
International	771	(90)	(5)	128	804	19
Asia Pacific	176	8	(1)	25	208	13
Corporate	(225)	124	-	(60)	(161)
Total operating profit before exceptional items	2,751	18	(14)	129	2,884	5
Exceptional items(3)	(177)				(289)
Total operating profit	2,574				2,595

Notes: Information relating to the organic movement calculations

(1)
The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior year reported results at current year exchange rates and are principally in respect of the Venezuelan bolivar, the euro and the US dollar.

(2)
The impacts of acquisitions and disposals are excluded from the organic movement. In the year ended 30 June 2011 the only acquisition that affected volume, sales, net sales, marketing spend and operating profit was the acquisition of Serengeti Breweries which contributed volume, sales, net sales and operating loss of 0.6 million equivalent units, £38 million, £30 million and £7 million, respectively. Disposals in the year ended 30 June 2011 were the disposals as a result of the reorganisation of the group’s US wines operations and the disposal of the Gilbeys wholesale wine business in Ireland. An adjustment is also made to exclude directly attributable transaction costs incurred in the year ended 30 June 2011 of £22 million, netted against acquisition costs of £12 million incurred in the year ended 30 June 2010 primarily in respect of the acquisition of Serengeti Breweries, Zacapa, Mey Icki and the additional equity stake in Quanxing.

(3)	Analysis by operating segment of exceptional items is disclosed in note 2 on page 22.

Notes: Organic movement calculations methodology

a)
The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed 2010 Reported, the amount in the column headed Exchange and the amount, if any, in respect of acquisitions and disposals that have benefited the prior year included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates.

b)
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in organic movement calculations, excludes the results for that business from the current year and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition column also eliminates the impact of transaction costs directly attributable to acquisitions that have been publicly announced and charged to operating profit in the current or prior year.

2.	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sale of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

3.	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base and is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the tax rate for the year stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2011 and 30 June 2010 were as follows:
	2011	2010
	£ million	£ million
Operating profit	2,595	2,574
Exceptional items	289	177
Associates’ profits after interest and tax	176	142
Tax at the tax rate before exceptional items of 17.4% (2010 - 21.6%)	(532)	(625)
	2,528	2,268

Average net assets (excluding net post employment liabilities)	6,221	5,329
Average net borrowings	6,805	7,226
Average integration and restructuring costs (net of tax)	1,274	1,195
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	15,862	15,312

Annualised return on average total invested capital	15.9%	14.8%

4.	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge and is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see 3 above). The standard capital charge applied to the average total invested capital is currently 8%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the years ended 30 June 2011 and 30 June 2010 were as follows:

	2011	2010
	£ million	£ million

Average total invested capital (see 3 above)	15,862	15,312

Operating profit	2,595	2,574
Exceptional items	289	177
Associates’ profit after interest and tax	176	142
Tax at the tax rate before exceptional items of 17.4% (2010 – 21.6%)	(532)	(625)
	2,528	2,268
Capital charge at 8% (2010 – 9%) of average total invested capital	(1,269)	(1,378)
Economic profit	1,259	890

5.	Interest cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates’ profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation and amortisation and dividends from associates exceeds the net interest cash flow.

The group’s management believes that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

MANAGEMENT REPORTS

The Annual Report for the year ended 30 June 2011 will be published on 12 September 2011. Diageo will issue the first interim management statement for the year ending 30 June 2012 at the time of the Annual General Meeting on 19 October 2011.

RISK FACTORS

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo’s business, financial condition and results of operations could suffer and the trading price and liquidity of securities could decline.
In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. The following are examples of ways that any of the risks below may become exacerbated. Demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent in the economic environment, or upon an increase in the costs of raw materials. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group’s results of operations, financial condition and liquidity. Diageo has taken and may take steps to manage its business through this challenging economic environment and position its business to benefit from economic recovery as and when it may occur in the various markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.
If there is an extended period of constraint in the capital markets, with debt markets in particular experiencing a lack of liquidity, at a time when cash flows from Diageo’s business may be under pressure, this may have an impact on Diageo’s ability to maintain current long term strategies, with a consequent effect on the group’s growth rate. Such developments may adversely affect shareholder returns or share price. Additionally, continued volatility in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results. Decreases in the trustees’ valuations of Diageo’s pension plans may also increase pension funding requirements.

Diageo faces competition that may reduce its market share and margins
Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is still possible. Consolidation is also taking place amongst Diageo’s customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, which would adversely affect Diageo’s results and hinder its growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its cost-saving and restructuring programmes designed to enhance earnings
Diageo’s strategy is to focus on premium drinks to grow its business through organic sales, operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo’s strategic focus on premium drinks will result in opportunities for growth and improved margins.
It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed. The success of any transaction will depend in part on Diageo’s ability to successfully integrate new businesses with Diageo’s existing operations and realise the anticipated benefits, cost savings or synergies. There can be no guarantee that any such business combination, acquisition, disposal, joint venture or partnership would deliver the benefits, cost savings or synergies anticipated, if any.
Similarly, there can be no assurance that the cost-saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits.

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities
Diageo’s operations are subject to extensive regulatory requirements which include those in respect of production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, labour, pensions, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, other restrictions on marketing, promotion, importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation. An increase in the stringency of the regulatory environment could cause Diageo to incur material additional costs or liabilities that could adversely affect its business.

In addition, beverage alcohol products are the subject of national excise, import duty and other duties in most countries around the world. An increase in excise, import duty or other duties could have a significant adverse effect on Diageo’s sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.
Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo’s reported after tax income.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation
Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Diageo may be subject to litigation with tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing and compliance matters, and Diageo is routinely subject to litigation in the ordinary course of its operations. Diageo may also be subject to litigation arising from legacy and discontinued activities. Such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo’s business could be materially adversely affected. For additional information with respect to legal proceedings, see note 13 ‘Contingent liabilities and legal proceedings’.

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands
The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo’s consumers. In addition, Diageo may voluntarily recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact on sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers and its corporate and brand image.
In addition, to the extent that third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, consumers of Diageo brands could confuse Diageo products with them. This could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity and adversely affect Diageo’s business.

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy
Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo’s profitability.
The competitive position of Diageo’s brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.
In addition, both the launch and ongoing success of new products is inherently uncertain especially as to their appeal to consumers. The failure to launch a new product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo’s business has been based on both the launch of new products and the growth of existing products. Product innovation remains a significant aspect of Diageo’s plans for growth. There can be no assurance as to Diageo’s continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products. Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo’s products and erosion of its competitive and financial position. Continued economic pressures could lead to consumer selection of products at lower price points, whether Diageo’s or those of competitors, which may have an adverse effect on Diageo’s profitability.

If the social acceptability of Diageo’s products declines, Diageo’s sales volume could decrease and the business could be materially adversely affected
In recent years, there has been increased social and political attention directed to the beverage alcohol industry. Diageo believes that this attention is the result of public concern over problems related to alcohol abuse, including drink driving, underage drinking and health consequences from the misuse of alcohol. If, as a result, the general social acceptability of beverage alcohol were to decline significantly, sales of Diageo’s products could materially decrease.

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates
Diageo may be adversely affected by political and economic developments or industrial action in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s business is dependent on general economic conditions in the United States, countries that form the European Union and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, could have a material adverse effect on Diageo’s business and results of operations. Moreover, a substantial portion of Diageo’s operations, representing approximately one third of Diageo’s net sales for the year ended 30 June 2011, are carried out in emerging markets, including Brazil, Venezuela, Mexico, Russia and emerging markets in Africa and Asia.
Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues), natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in emerging markets. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Emerging markets are also generally exposed to relatively higher risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Due to Diageo’s specific exposures, any or all of the foregoing factors may affect Diageo disproportionately or in a different manner as compared to its competitors.
Part of Diageo’s growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo’s products in particular, has not historically been as great but where there are prospects for growth. There is no guarantee that this strategy will be successful and some of the markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

Diageo’s operating results may be adversely affected by increased costs or shortages of labour
Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect operations and financial results.

An increase in the cost of raw materials or energy could affect Diageo’s profitability
The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo’s beverage products. Diageo may also be adversely affected by shortages of raw materials, glass bottles, flavours or packaging materials. In addition, energy cost increases result in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit. Diageo may experience significant increases in commodity costs and energy costs.

Diageo’s operating results may be adversely affected by disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended
Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. Diageo operates production facilities around the world. If there were a technical integrity failure, fire or explosion at one of Diageo’s production facilities, it could result in damage to the facilities, plant or equipment, their surroundings or the environment, could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo’s reputation. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.
Diageo has a substantial inventory of aged product categories, principally scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. This could lead to an inability to supply future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.
      Any failure of information systems could adversely impact Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets or to outside parties having access to privileged data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact a large portion of Diageo’s global business.
      Certain change programmes designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes continue to be undertaken. This includes moving transaction processing from a number of markets to business service centres. There can be no certainty that these programmes will deliver the expected operational benefits. There may be disruption caused to production processes and to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo’s business or operations, and water scarcity or poor quality could negatively impact Diageo’s production costs and capacity
There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, Diageo may be subject to decreased availability or less favourable pricing for certain raw materials that are necessary for Diageo’s products, such as sugar, cereals, hops, agave and grapes. Water is the main ingredient in substantially all of Diageo’s products. It is also a limited resource in many parts of the world, facing unprecedented challenges from climate change, overexploitation, increasing pollution, and poor management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs or capacity constraints, which could adversely affect Diageo’s results of operations and profitability.

Diageo’s operations and financial results may be adversely affected by movements in the value of its pension funds, fluctuations in exchange rates and fluctuations in interest rates
Diageo has significant pension funds. These funds may be affected by, among other things, the performance of assets owned by these plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or a deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future. Furthermore, if the market values of the assets held by Diageo’s pension funds decline, or if the valuations of those assets by the pension trustees decline, pension expenses may increase and, as a result, could materially adversely affect Diageo’s financial position. There is no assurance that interest rates or inflation rates will remain constant or that pension fund assets can earn the assumed rate of return annually, and Diageo’s actual experience may be significantly more negative.
      Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 36% of sales in the year ended 30 June 2011 were in US dollars, approximately 15% were in euros and approximately 12% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.
Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of projected net borrowings, and the overall net borrowings portfolio is managed according to a duration measure.

Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms
Diageo’s business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when they expire or that these agreements will not be terminated. Failure to renew these agreements on favourable terms could have an adverse impact on Diageo’s sales and operating profit. In addition, Diageo’s sales and operating profit may be adversely affected by any disputes with distributors of its products or with suppliers of raw materials.

Diageo may not be able to protect its intellectual property rights
Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo’s patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information and trade secrets. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights in its brands or products. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo’s brands to consumers, it is not uncommon for counterfeit products to be manufactured and traded. Diageo cannot be certain that the steps it takes to assist the authorities to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo
Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:
▪	global and regional economic downturns;
▪	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
▪
the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

▪	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
▪
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labeling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

▪
developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

▪	developments in the Colombian litigation, Korean customs dispute, thalidomide litigation or any similar proceedings;
▪
changes in consumer preferences and tastes, demographic trends or perception about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

▪	changes in the cost or supply of raw materials, labour, energy and/or water;
▪
changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

▪	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;
▪	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licenses on favourable terms when they expire;
▪	termination of existing distribution or licence manufacturing rights on agency brands;
▪	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
▪	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and
▪
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pensions funds.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the preliminary results announcement made on 25 August 2011.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.  The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities Exchange Commission.  All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use.  All rights reserved.  © Diageo plc 2011.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating.  A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

The contents of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this document.

Responsibility statements

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2011, which will be published on 12 September 2011 (and which can be found thereafter at www.diageo.com).

“To the best of the knowledge of each of the directors of Diageo plc:

•
the consolidated financial statements contained in the Annual Report for the year ended 30 June 2011, which have been prepared in accordance with IFRS as issued by the IASB and endorsed and adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•
the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2011 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.”

The directors of Diageo plc are as follows: Dr Franz Humer (chairman), Paul Walsh (chief executive officer), Deirdre Mahlan (chief financial officer), Lord Hollick of Notting Hill (senior non-executive director and chairman of the remuneration committee), Philip Scott (non-executive director and chairman of the audit committee) and non-executive directors: Peggy Bruzelius, Laurence Danon, Lord Davies of Abersoch, Betsy Holden, Todd Stitzer and Paul Walker.

For further information

Preliminary Results Webcast

At 09.00 (UK time) on Thursday 25 August, Paul Walsh, CEO and Deirdre Mahlan, CFO will present Diageo’s Preliminary Results as a webcast.  This will be available to view at www.Diageo.com.  The presentation slides and transcript will be available to download from www.Diageo.com at 08.00 (UK time).

At the end of the presentation, Paul and Deirdre will be joined by Ivan Menezes, President, North America and Chairman, Asia Pacific; Stuart Fletcher, President, International; Andrew Morgan, President, Europe; Gilbert Ghostine, President, Asia Pacific and Andy Fennell, Chief Marketing Officer for a live Q&A session.  To participate, please use the following dial-in numbers:

International and UK Toll – +44 (0)20 7806 1950
North America Toll – +1 212 444 0412
North America Toll Free – 1888 935 4575
Germany Toll – +49 (0)69 5007 1306
Singapore Toll – +65 6823 2213

Please quote confirmation code:1414608

An archived video of the presentation and Q&A session will also be made available shortly after the end of this session and a full transcript will be available for download from www.Diageo.com at 17.00 (UK time) on the 26 August.

Preliminary Results Q&A Session Replay

The Q&A session will also be available on instant replay from 17.00 (UK time) on Thursday 25 August and will be available until midnight on 9 September.  Please use the following dial-in numbers:

International and UK Toll – +44 (0)20 7111 1244
North America Toll – +1 347 366 9565
North America Toll Free – 1866 932 5017
Germany Toll – +49 (0)69 2222 2236
Singapore Toll – +65 3103 1174

Please quote confirmation code:  1414608#

Investor enquiries to:	Nick Temperley	+44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Rowan Pearman	+44 (0) 20 8978 4751
media.comms@diageo.com